Revised 10/12/06
Declarations INVESTMENT COMPANY FIDELITY BOND
CUSTOMER NUMBER		DATE ISSUED
314488		10/16/2006
POLICY NUMBER	COVERAGE IS PROVIDED BY	PRODUCER NO.
287002154	Continental Casualty Company (herein called ‘Underwriter’)	792169
NAMED INSURED AND ADDRESS		PRODUCER
Item 1.	OMAF I; OMAF II (F/K/A PBHG Funds); OMISF (F/K/A PBHG Insurance Series Funds) (herein called ‘Insured’) 4643 South Ulster Street, Suite 600 Denver, CO 80237	Marsh USA, Inc. Jessica Matthews 200 Clarendon Street. Boston, MA 02116

Item 2.	Policy Period:	From 12:01 a.m. on 2/19/2006 to 12:01 a.m. on 5/1/2007 standard time.
Item 3.	Limit of Liability:	$6,000,000 per Loss.

Provided, however that if specific limits, either greater or lesser, are inserted opposite any specified INSURING CLAUSE, such specific limits shall be applicable to such INSURING CLAUSES in lieu of, and not in addition to, such bond limit. If "NOT COVERED" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE shall be deemed to be deleted from this bond.

LIMIT OF
INSURING CLAUSE	LIABILITY	DEDUCTIBLE

Employee

On Premises

In Transit

Forgery or Alteration
Extended Forgery
Threats to Persons

Counterfeit Currency

Computer Systems Fraud

Voice Initiated Transfers
Telefacsimile Transfer Fraud

Uncollectible Items of Deposit

Audit Expense

$6,000,000 $6,000,000 $6,000,000 $6,000,000 $6,000,000 Not Covered $6,000,000 $6,000,000 $6,000,000 $6,000,000 $50,000 $25,000	$50,000 $50,000 $50,000 $50,000 $50,000 Not Covered $50,000 $50,000 $50,000 $50,000 $5,000 $2,500

Provided, that there shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Item 4.	The liability of the Underwriter is also subject to the terms of the following endorsements executed simultaneously herewith:
PRO-4144-A Ed. 1/00	Growth in Size Provisions
GSL8005XX Ed. 2/06	Amend Notice After Dicovery Loss
GSL8006XX Ed. 2/06	Prior Dishonesty Coverage Endorsement
GSL8007XX Ed. 2/06	Telefacsimile Tranfer Fraud
G-145184-A Ed. 6/03	Economic and Trade Sanctions Condition

G-131698-A

Ed. date 6/98	Page 1 of 2

Item 5.	Notice of claim should be sent to the Underwriter at:	CNA Global Specialty Lines
Fidelity-Bonding
40 Wall Street
New York, NY 10005

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative of the Underwriter.

	Countersigned By:	/s/ Daniel Fortin
Authorized Representative

/s/ John Winter	/s/ Steve Lilienthal
Secretary – John Winter	Chairman of the Board – Steve Lilienthal

G-131698-A

Ed. date 6/98	Page 2 of 2

INVESTMENT COMPANY BOND

GROWTH IN SIZE PROVISIONS

In consideration of the premium paid, it is understood and agreed that CONDITIONS AND LIMITATIONS, Section 14. ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION, MERGER OR PURCHASE OR ACQUISITION OF ASSETS OR LIABILITIES – NOTICE TO UNDERWRITER is amended by the addition of the following:

14.	INCREASE IN SIZE

If an INSURED, other than an Investment Company as defined in the Policy, merges or consolidates with or purchases or acquires assets or liabilities of another entity, there is no coverage under this bond for loss which involves any assets or employees acquired as a result of that transaction unless the INSURED gives the UNDERWRITER written notice of the proposed transaction prior to its proposed effective date and obtains the written consent of the UNDERWRITER to include those assets or employees under this bond and pays the UNDERWRITER any additional premium charged.

If an INSURED creates, other than by acquisition, a new investment company required by the SEC Reg 17g-1 to have coverage of the type afforded by this bond, that investment company will be automatically insured hereunder, provided that the total combined limit of liability for all INSURED covered hereunder, as required by SEC Reg 17g-1, including the newly created investment company does not exceed $12,000,000. If the coverage required for the newly created investment company will exceed that limit, no coverage will be provided hereunder for the investment company without the written consent of the UNDERWRITER.

If an Investment Company requires an increase in limits to comply with SEC Reg. 17g-1 due to an increase in asset size, whether by growth of current funds insured under the bond or by the addition of new funds, that increase in limits shall take place automatically and will be covered until the next Annual Period without payment of additional premium, provided that the total combined limit of liability for all INSUREDS under this bond does not exceed $12,000,000 after including the increase in limits needed due to the increase in asset size. If the increase in limits needed as a result of the increase in assets will exceed $12,000,000, then the increase will not occur unless written consent of the UNDERWRITER is obtained.

Within 15 days of the end of each Annual Period, each Investment Company insured hereunder shall advise the UNDERWRITER, in writing, of its current asset size as of the conclusion of that Annual Period and shall pay to the UNDERWRITER any additional premium required by it for any newly created investment companies or any increase in limits that will carry into the current Annual Period.

DEFINITIONS

Annual Period means each consecutive twelve month period commencing on the effective date of this bond.

This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

Must be Completed		Complete Only When This Endorsement Is Not Prepared with the Policy or is Not to be Effective with the Policy
ENDT. NO. 1	POLICY NO. 287002154	ISSUED TO	EFFECTIVE DATE OF THIS ENDORSEMENT

Countersigned By:	/s/ Daniel Fortin
Authorized Representative

PRO-4144-A

(ED. 01/00)

AMEND NOTICE AFTER DISCOVERY OF LOSS

In consideration of the premium paid for this Policy, it is hereby understood and agreed that Section 3. NOTICE TO UNDERWRITER - PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER, paragraph a. is deleted in its entirety and replaced with the following:

3.	NOTICE TO UNDERWRITER - PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER

a.	At the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, the INSURED shall give the UNDERWRITER notice thereof.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative	/s/ Daniel Fortin
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL8005XX (2-06)	Policy No:	287002154
Page 1	Endorsement No:	2
Continental Casualty Company	Effective Date:
Insured Named: OMAF I; OMAF II; OMISF
© CNA All Rights Reserved.

PRIOR DISHONESTY COVERAGE ENDORSEMENT

It is agreed that Conditions and Limitations, Section 17., Termination - Cancellation, is amended by the addition of the following language:

1.

Solely respect to any Employee as to whom this bond has been terminated or cancelled as a result of the INSURED learning of a dishonest or fraudulent act, the UNDERWRITER agrees to fully reinstate such coverage automatically under this bond, without specific submission or approval provided the dishonesty was:

(a)	for an amount less than $25,000 and only if
(b)	there have been no dishonesties within the last three years and
(c)	the employment of said Employee was agreed to by a committee of the INSURED

2.

However, the provisions set forth in Paragraph 1. above shall not apply if such dishonest or fraudulent act(s) occurred during the BOND PERIOD and in the course of, or in connection with, such Employee's current or prior employment with the INSURED.

3.

The INSURED agrees to keep full written records concerning the above such incident(s) and make these records available to the UNDERWRITER upon request with all approvals signed and dated by the approving persons concerned.

4.

The UNDERWRITER agrees that this bond shall continue to apply in respect to those Employees for whom the INSURED had, prior to the inception of this bond, received special agreement from any prior bond insurer for such Employees to be covered under such prior bond.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative	/s/ Daniel Fortin
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL8006XX (2-06)	Policy No:	287002154
Page 1	Endorsement No:	3
Continental Casualty Company	Effective Date:
Insured Named: OMAF I; OMAF II; OMISF
© CNA All Rights Reserved.

TELEFACSIMILE TRANSFER FRAUD

It is agreed that:

1.	The attached bond is amended by adding an Insuring Clause as follows:

TELEFACSIMILE TRANSFER FRAUD COVERAGE

Loss resulting directly from the INSURED having, in good faith, transferred or delivered Funds, certificated securities or uncertificated securities through a Computer System covered under the terms of the Computer Systems Coverage in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1)	purports and reasonably appears to have originated from

(a)	a Customer of the INSURED,

(b)	another financial institution, or

(c)	another office of the INSURED

but, in fact, was not originated by the Customer or entity whose identification it bears and

(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,

(3)	contains the name of a person authorized to initiate such transfer,

provided that, if the transfer was in excess of $6,000,000, the instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Clause, Customer means an entity or individual which has a written agreement with the INSURED authorizing the INSURED to rely on Telefacsimile Device instructions to initiate transfers and has provided the INSURED with the names of persons authorized to initiate such transfers, and with which the INSURED has established an instruction verification mechanism, and Funds means money on deposit in an account.

2.

In addition to the Conditions and Limitations in the bond and Insuring Clause 8. Computer Systems Coverage, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Clause :

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

This Insuring Clause does not cover loss resulting directly or indirectly from the assumption of liability by the INSURED by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Clause and would be imposed on the INSURED regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Clause must include a copy of the document reproduced by the Telefacsimile Device.

GSL8007XX (2-06)	Policy No:	287002154
Page 1	Endorsement No:	4
Continental Casualty Company	Effective Date:
Insured Named: OMAF I; OMAF II; OMISF
© CNA All Rights Reserved.

Accepted:

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative	/s/ Daniel Fortin
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL8007XX (2-06)	Policy No:	287002154
Page 2	Endorsement No:	4
Continental Casualty Company	Effective Date:
Insured Named: OMAF I; OMAF II; OMISF
© CNA All Rights Reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1.

Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2.

Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.	Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4.

Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5.

Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department’s Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

G-145184-A (Ed. 6/03)